HOMEOWNERS
OF AMERICA HOLDING CORPORATION
1333 Corporate Drive, Suite 325
Irving, TX 75038

June 25, 2014
VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

 Re:                    Homeowners of America Holding Corporation
    Post-Effective Amendment No. 2 to Form S-1
    Filed May 30, 2014
                              File No. 333-189686

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Homeowners of America Holding Corporation (the "Registrant") hereby requests acceleration of the effective date of the Company's above-referenced Post-Effective Amendment No. 2 to Form S-1 (the "Registration Statement"), filed by the Registrant with the Securities and Exchange Commission (the "Commission") and all exhibits thereto.  We request that the Registration Statement be declared effective on June 27, 2014, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable.

The Registrant acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (972) 607-4241 or our counsel, William N. Haddad, at (212) 549-0379.

Sincerely,
/s/ Michael C. Rosentraub
Michael C. Rosentraub
Chief Financial Officer,
Homeowners of America Holding Corporation